

09011967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number 1-14770

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2008, and December 31, 2007, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2008.

The Plan Financial Statements and Additional Information as of December 31, 2008 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:



Betty J. Click, Chairman Retirement Committee

June 25, 2009



Harold J. Herman, Member Retirement Committee

June 25, 2009



Douglas G. Boessen, Member Retirement Committee

June 25, 2009



Gary Madsen, Member Retirement Committee

June 25, 2009



Sally J. Burk, Member Retirement Committee

June 25, 2008

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Management Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 25, 2009

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Investments at fair value -		
Participant - directed investments	$135,103,132	$174,078,513
Receivables:		
Employer contributions	2,494,044	2,979,728
Employee contributions	147,444	149,564
Total assets	137,744,620	177,207,805
LIABILITIES -		
Accrued administrative expenses	37,942	33,773
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	137,706,678	177,174,032
Adjustments from fair value to contract value for the fully benefit-responsive stable value fund	4,338,033	(188,191)
NET ASSETS AVAILABLE FOR BENEFITS	$142,044,711	$176,985,841

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS:	
Investment income (loss):	
Interest	$ 457,946
Dividends	2,049,390
Net depreciation in fair value of investments	(32,629,121)
Contributions:	
Employee contributions	13,553,852
Employer contributions	2,478,337
Rollovers	308,824
Total additions	(13,780,772)
DEDUCTIONS:	
Benefits paid to participants	20,577,333
Administrative expenses	583,025
Total deductions	21,160,358
DECREASE IN NET ASSETS	(34,941,130)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	176,985,841
End of year	$ 142,044,711

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. and its approved affiliates electing into the Plan ("Payless" or the "Company"). A Full-Time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days of employment by the Company and attaining the age of 21. The Full-Time Associate must complete 180 days of service to receive an allocation of the Company match. A Part-Time Associate, as defined by the Plan, is eligible to make contributions and to receive an allocation of the Company match upon completion of one year of service and attaining the age of 21. The Plan is administered by a Management Committee appointed by the Compensation, Nominating and Governance Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Ameriprise Financial Trust Company, formerly American Express Trust Company, served as the trustee of the Plan through March 31, 2007. Effective April 1, 2007, Wachovia Bank, National Association became the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 75% of their pay, as defined by the Plan. Each eligible participant shall be automatically enrolled and be deemed to have elected to make a 3% contribution unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). Effective for the 2008 Plan year, the Company match was specified to be based on the greater of $.25 on the dollar of participants' contributions up to 5% of pay or 2½% of net profits, as defined by the Plan, until determined otherwise by the Board of Directors. At the discretion of the Board of Directors, the 2008 contribution was determined to be $2,494,044. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the Plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions, up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers twelve common/collective trust funds, thirteen mutual funds and a Collective Brands Company Stock Fund (formerly the Payless Company Stock Fund) ("Company stock fund") for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, Company contributions were fully vested immediately. Participants vest in Company contributions and earnings on Company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Company stock fund may be made in shares of Company common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans – Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2008 and 2007 forfeited nonvested accounts totaled $16,466 and $39,590, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts and pay administrative expenses. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. During the Plan year 2008, $136,432 from forfeited nonvested accounts was used to pay Plan expenses. For Plan Year 2008 there were no amounts allocated with the 2008 Company match paid in 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at estimated fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Company stock fund is made up of Collective Brands, Inc. common stock and a money market fund. Common collective trust funds are stated at estimated fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. The RiverSource Trust Income Fund II is a common collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principle plus accrued interest. Individual participant accounts invested in the Company stock fund and the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balance, which approximates fair value.

The RiverSource Trust Income Fund II is a stable value fund that is a collective trust fund sponsored by Ameriprise Trust Company. The fund invests 100% into the RiverSource Trust Income Fund I which may invest in traditional insurance contracts, U.S. Government, government-sponsored agency and federal agency securities, asset backed securities, corporate bonds, and affiliated collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

In accordance with Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, common collective trust funds and the Company stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements – The financial statements reflect the prospective adoption of FASB Statement No. 157, *Fair Value Measurements,* as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. FAIR VALUE MEASURMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, Using			
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$ 48,982,628			$ 48,982,628
Company Stock Fund		$ 11,649,797		11,649,797
Common/Collective Trust Funds		68,117,069		68,117,069
Participant Loans		6,353,638		6,353,638
Total	$ 48,982,628	$ 86,120,504	$	$ 135,103,132

4. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
RiverSource Trust Income Fund II	$51,303,189	$52,927,285
RiverSource Trust Equity Index Fund I	13,480,152	24,512,331
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)	11,649,797	15,827,937
PIMCO Total Return Fund	14,590,772	14,433,842
Artisan International Fund		12,363,630

During the year ended December 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common/Collective Trust Funds	$ (7,259,280)
Mutual Funds	(21,278,625)
Collective Brands Company Stock Fund □ (formerly Payless Company Stock Fund)	(4,091,216)
	$ (32,629,121)

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by Ameriprise Financial Trust Company. Ameriprise Financial Trust Company was the custodian, as defined by the Plan, through March 31, 2007 and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in units of a Company stock fund that invests in shares of Collective Brands, Inc. common stock. The Company is the Plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 6, 2009, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 142,044,711	$ 176,985,841
Adjustment from contract value to fair value for the fully benefit-responsive stable value fund	(4,338,033)	188,191
Deemed distributed loans	(13,374)	(11,020)
Net assets available for benefits per the Form 5500	$ 137,693,304	$ 177,163,012

Decrease in net assets per the financial statements	$ (34,941,130)
Deemed distributed loans - current year	(13,374)
Deemed distributed loans - prior year	11,020
Change in fair value for the fully benefit-responsive stable value fund	(4,526,224)
Decrease in net assets per the Form 5500	$ (39,469,708)

9. SUBSEQUENT EVENTS

Effective February 26, 2009, beginning with the 2009 Plan year, the total Company matching contribution opportunity equals 2.5% of the Company's net profits, if any. The Company can decide to contribute more than 2.5% of the Company's net profits for any Plan year by action of the Company.

Effective January 1, 2009, Collective Licensing International LLC is authorized to participate in the Plan and effective the same date the Collective Licensing International LLC 401(k) Plan merged with the Plan.

* * * * * *

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	RiverSource Trust Income Fund II	Common/Collective Trust Fund 1,907,350 units	$ 51,303,159
	RiverSource Trust Equity Index Fund I	Common/Collective Trust Fund 450,706 units	13,480,152
	Schwab Managed Retirement Trust Fund 2010	Common/Collective Trust Fund 2,209 units	27,000
	Schwab Managed Retirement Trust Fund 2045	Common/Collective Trust Fund 39,896 units	243,765
	Schwab Managed Retirement Trust Fund 2035	Common/Collective Trust Fund 56,669 units	368,914
	Schwab Managed Retirement Trust Fund 2025	Common/Collective Trust Fund 86,645 units	600,448
	Schwab Managed Retirement Trust Fund 2015	Common/Collective Trust Fund 49,405 units	368,069
	Schwab Managed Retirement Trust Fund 2020	Common/Collective Trust Fund 41,231 units	503,012
	Schwab Managed Retirement Trust Fund 2030	Common/Collective Trust Fund 22,930 units	281,118
	Schwab Managed Retirement Trust Fund 2050	Common/Collective Trust Fund 74,415 units	461,374
	Schwab Managed Retirement Trust Fund - Income	Common/Collective Trust Fund 25,279 units	255,314
	Schwab Managed Retirement Trust Fund 2040	Common/Collective Trust Fund 18,657 units	225,559
	PIMCO Total Return Fund	Mutual Fund 1,250,838 shares	14,590,772
	Morgan Stanley - Mid Cap Growth	Mutual Fund 236,110 shares	4,153,180
	Oakmark Equity and Income Fund Class I	Mutual Fund 295,992 shares	6,381,596
	American Growth Fund of America	Mutual Fund 186,890 shares	3,797,614
	T. Rowe Price Equity Income Fund	Mutual Fund 239,414 shares	4,079,614

(continued)

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	Vanguard Extended Market Index Fund	Mutual Fund 6,595 shares	158,337
	Artisan International Fund	Mutual Fund 356,004 shares	5,325,816
	Alllianz NFJ Small-Cap Value Fund	Mutual Fund 181,978 shares	3,466,680
	Vanguard Total International Stock Index Fund	Mutual Fund 29,392 shares	317,143
	Brown Capital Management Small Company Fund	Mutual Fund 68,207 shares	1,679,263
	Dodge & Cox International Stock Fund	Mutual Fund 88,156 shares	1,930,617
	JP Morgan Mid Cap Value Fund	Mutual Fund 126,957 shares	1,962,756
	Vanguard Total Bond Market Index Fund	Mutual Fund 105,261 shares	1,138,425
*	Collective Brands Company Stock Fund (formerly Payless Company Stock Fund):		
	Collective Brands, Inc. Common Stock	Common Stock 983,869 shares	11,375,961
	RiverSource Trust Money Market Fund	Money Market Fund 273,836 shares	273,836
*	Participant Loans	Participant loans (maturity dates through February 2037 at interest rates from 5.0% to 10.5%)	6,353,638
			$ 135,103,132

* Party-in-interest.

(concluded)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143699 of Collective Brands, Inc. on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

Kansas City, Missouri
June 25, 2009